1000 Cathedral Place 925 West Georgia Street Vancouver, British Columbia Canada V6C 3L2 Telephone: (604) 662-8808 Facsimile: (604) 669-8803 www.sangramoller.com	Reply Attention of: H.S. Sangra Our File No.: 6963 055 Direct Line: (604) 692-3022 Email: hsangra@sangramoller.com

October 24, 2014

VIA EDGAR AND COURIER

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Linda Cvrkel, Branch Chief

Dear Sirs/Mesdames:

Re:	MFC Industrial Ltd. (the "Company") Form 20-F for the year ended December 31, 2013 (the "2013 20-F") Filed March 31, 2014 File No. 001-04192

We refer to the comment letter dated October 1, 2014 (the "Second Comment Letter") from the Securities and Exchange Commission (the "Commission") to the Company regarding the 2013 20-F. On behalf of the Company, we provide the following responses to your comments.

For your ease of reference, we have reproduced the numbering in the Second Comment Letter and have set out below, in italics, the text of your question followed by the Company's response thereto.

Form 20-F

Information on the Company, page 16

B. Business Overview page 18

1.	We note your response to comment 11 from our letter dated August 7, 2014. Please provide the reserve numbers used in your impairment testing and tell us how these numbers were determined.

As set forth in our letter dated August 29, 2014 (the "Initial Response Letter") in response to comment 11 of your letter dated August 7, 2014 (the "Initial Comment Letter"), the mine underlying the Company's royalty interest is operated and owned by an "arm's length" third party and pursuant to the terms of its royalty interest, the Company only receives shipping and pricing related data from the mine for the purpose of calculating royalty payments. As a result, for the purposes of impairment testing for the December 31, 2013 period, the Company utilized the mineral reserve figures publicly disclosed by the mine operator in its Annual Report on Form 10-K for the year ended December 31, 2012, which were 209.0 million tonnes of proven and probable reserves with an iron content of 35.1%. Based on the operator's public disclosure, such figures were derived from a reserves estimate conducted by the operator in 2010 (adjusted for subsequent production). The Company's management deducted production for the year ended December 31, 2013, being 2.8 million tons, from such figures and included a further 30.0 million tonnes of mineralized material as a result of certain capital expenditures related to the implementation of manganese reduction circuits being implemented by the operator, subsequent to the date of the 2010 estimate, that were designed to increase the life of the mine by an additional six years.

October 24, 2014

As provided in the Initial Response Letter, the Company's very limited access to technical and geological data relating to the mine, including as to reserves, was disclosed as specific risk factors at pages 1 and 8 of the 2013 20-F.

2.	We note your response to comment 13 from our letter dated August 7, 2014 and we reissue the comment. Please tell us the price and cost assumptions associated with your cut-off grade. If you have not used pricing or cost assumptions to determine your cut-off grade and to establish a reasonable prospect of economic extraction then please revise to remove the materials designated as resources.

As set forth in the Initial Response Letter, the Qualified Person determined reasonable prospects for economic extraction based on prior production data for the Pea Ridge Mine, which was in production from 1964 through 2001.

The Canadian Institute of Mining and Metallurgy ("CIM") Definition Standards dated December 11, 2005 (the "CIM Definitions") define a "mineral resource" as follows:

"A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge."

The CIM Definitions further provide that the phrase "reasonable prospects for economic extraction" implies a "judgement by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction".

On December 15, 2009, the CIM published Additional Guidance – Reasonable Prospects of Economic Extraction" (the "CIM Additional Guidance"), which provides further guidance with respect to the determination of reasonable prospects for economic extraction. The CIM Additional Guidance provides, among other things, that for "early stage assessments, the [Qualified Person] may choose to demonstrate 'reasonable prospects for economic extraction' by comparing the deposit's attributes to analogous mine operations."

October 24, 2014

The Company respectfully submits that specific price and cost assumptions are not required under the CIM Definitions and CIM Additional Guidance in order to determine reasonable prospects for economic extraction. In this case, the Qualified Persons determined reasonable prospects for economic extraction based on analogous mine operations. The Qualified Persons determined that the most appropriate "analogous operation" was the prior operational mine at Pea Ridge. The Qualified Persons determined that historic mineralized material could be economically extracted at cut-off grades of 40%, 45% and 50% magnetic iron, which were cut-off grade utilized by prior operators of the mine during periods of production. Since the shutdown of the mine in 2001, global prices for iron ore fines (62% iron) increased from approximately $12.99 per dry metric tonne to $107.80 per dry metric tonne at the time the resource estimate was complete.

While the Company believes that the mineral resource estimate disclosed in the 2013 20-F was completed in accordance with applicable standards under National Instrument 43-101, the Company advises that it does not intend to disclose such estimate in its future annual reports on Form 20-F or other filings with the Commission as it does not consider the project to be currently material to its overall assets or operations.

Property, Plants and Equipment, page 25

Gas Reserves, page 26

3.	We have read your response to comment 6 in our letter dated August 7, 2014 and note that you have entered into a farm-out agreement with a third-party operator who is committed to drill at least 12 new wells and expend a minimum of C$50 on drilling in portions of the company’s undeveloped lands. Please clarify for us the amount of net undeveloped reserves anticipated to be converted to developed status by such drilling.

We also note that you are currently actively seeking additional similar arrangements for development of your undeveloped reserves and that at this time, you are currently unable to quantify or predict what portions of your undeveloped reserves will not be developed prior to the expiry of the five year period referenced in Item 1203(d) of Regulation S-K. Please refer to the definition of undeveloped oil and gas reserves in Rule 4-10(a)(31) of Regulation S-X and question 131.04 in the Compliance and Disclosure Interpretations (C&DIs) and affirm that your management is committed to the development of your proved undeveloped reserves within five years of their initial disclosure. You may find the C&DIs on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

The Company advises that approximately 3,358 mboe of net proven undeveloped reserves and 6,984 mboe of net probable undeveloped reserves relate to the third party farm-out agreement discussed in the Initial Response Letter. However, the Company cannot predict the level of net undeveloped reserves that will be converted as a result of drilling to be planned and completed by a third party operator.

The Company confirms that its management remains committed to developing its undeveloped oil and gas reserves within the five-year period referenced above. With respect to the guidance provided by the Commission in response to question 131.04 of the Commission's Compliance and Disclosure Interpretations, the Company submits that it does not have a "mere intent to develop" with respect to such reserves, but that the Company has adopted a plan to develop these reserves through third party arrangements such as the farm-out agreement described in the Initial Response Letter.

October 24, 2014

Production, Prices and Costs, page 27

4.	We note from your response to comment 8 in our letter dated August 7, 2014 that the disclosure of your natural gas liquids production figures include natural gas liquids and a barrel equivalent amount of sulphur combined into a single aggregated amount. For the year ended December 31, 2013, we estimate that by including sulphur as an equivalent barrel amount of hydrocarbon liquids, you have increased the apparent amount of your natural gas liquids and total liquids production figures by 13.4% and 10.4%, respectively. We also note your response that sulphur volumes are recognized in the reserves report prepared by GLJ and would therefore appear to be incorporated into the disclosure of the proved and probable reserve quantities disclosed in your filing on Form 20-F.

Please note that sulphur is not a hydrocarbon and therefore does not represent a “saleable hydrocarbon” as defined in Instruction 2 to paragraph (a)(16)(i) of Regulation S-X. As a result, sulphur may not be included as a barrel equivalent amount of hydrocarbons in your disclosures under Items 1202 and 1204 of Regulation S-K. Please revise your estimates of natural gas liquids reserves, production, and the average sales price of your natural gas liquids to exclude the barrel equivalent amounts of sulphur in such estimates. Also obtain and file a revised reserve report that presents the estimates of proved and probable natural gas liquids reserves in Exhibit 15.4 excluding the barrel equivalent amounts of sulphur.

With respect to the Company's response to Comment 8 of the Initial Comment Letter, the Company has further conferred with GLJ, its independent reserves evaluator and the author of the reserves report included at Exhibit 15.4 of the 2013 20-F (the "2013 Reserves Report"). GLJ has advised that barrel equivalent amounts of sulphur were, in fact, not included in the oil and gas reserves estimates disclosed in the 2013 Reserves Report or at page 26 of the 2013 20-F. Accordingly, the Company respectfully submits that no revisions are required to the 2013 Reserves Report in response to item 4 of the Second Comment Letter.

The Company further clarifies that sulphur revenues were utilized by GLJ for cash flow modeling purposes. However, the impact of sulphur revenues was relatively immaterial as they represented less than 3% of the Company's total estimated revenues for the purposes of such cash flow model.

As previously provided in the Initial Response Letter, the Company's sulphur production was approximately 1.6% of the Company's total production of oil, natural gas and natural gas liquids for the year ended December 31, 2013 and approximately 1.3% for the period between September 7, 2012 and December 31, 2012. The Company advises that in future filings it will exclude sulphur barrel of oil equivalents from its total production and average sales price disclosures in response to Items 1202 and 1204 of Regulation S-K.

5.	We also note from your response to comment 8 that sulphur revenues are not included nor considered in the determination of economic producibility of the company’s reserve quantities as they do not have a material impact on the determination of producibility. Please note that the revenue derived from the sale of non-hydrocarbons should not be included in the determination of economic producibility; however, where the cost to remove sulfur is part of the cost of producing and rendering the oil and gas saleable, such costs must be included in the determination of economic producibility pursuant to Rule 4-10(a)(10) of Regulation S-X. Please clarify for us the extent to which you have incorporated the cost to remove sulphur as a production cost in the determination of the economic producibility of your reserve quantities.

October 24, 2014

The Company confirms that all costs relating to the removal of sulphur from the Company's oil and gas production are included in the determination of economic producibility.

6.	We have read your response to comment 6 in our letter dated August 7, 2014 and note that you have incorporated third party processing fees in determining the average sales prices for the periods ending December 31, 2013 and 2012. Please note that the determination of the average sales prices pursuant to Item 1204(b)(1) of Regulation S-K should not give effect to adjustments for revenue derived from the fees relating to processing another entity’s oil and gas production. Please revise your disclosure of the average sales price per unit of oil, gas, and natural gas liquids produced and sold by the company to exclude the adjustments relating to third party processing fees. Please refer to Instruction 1 to Item 1204 of Regulation S-K and Rule 4-10(a)(26) of Regulation S-X.

We also note from your response to comment 6 that you have incorporated third party processing fees as revenues in determining the economic producibility of the company’s reserves. Please note that the revenue derived from the fees relating to processing another entity’s oil and natural gas production should not be included in the determination of economic producibility of the company’s reserves. Please clarify for us the extent to which excluding the revenue derived from third party processing impacts your proved and probable reserves for the periods ending December 31, 2012 and 2013. Please refer to Rule 4-10(a)(26) of Regulation S-X.

With respect to the Company's response to comment 6 of the Initial Comment Letter, the Company has further conferred with GLJ, its independent reserves evaluator and the author of the 2013 Reserves Report. GLJ has clarified that third party processing fees were not included in the determination of economic producibility for the purposes of the 2013 Reserves Report. As such, there was no impact from third party processing fees on the Company's estimated proved and probable reserves for the periods ending December 31, 2012 and 2013.

The Company advises that in future filings it will exclude any adjustments for third party processing revenues in its disclosure of average sales price per unit of oil, gas and natural gas liquids pursuant to Item 1204 of Regulation S-K.

Financial Statements, page 68

Notes to Consolidated Financial Statements, page 77

Note 33. Commitments and Contingencies, page 128

7.	Your response to prior comment 19 indicates that the $43.3 million of outstanding guarantees represents guarantees on promissory notes and on orders for supplies; however we are still unclear what is meant by “maximum” guarantees of $51.4 million. Please tell us and revise to clarify. Additionally, please tell us and revise to disclose the liability, if any, recognized within your financial statements with respect to the guarantees.

October 24, 2014

Note 33 to the Company's financial statements for the year ended December 31, 2013 (the "2013 Financial Statements") provided that the Company "had issued guarantees up to a maximum of $51,393". The reference to "maximum" was included to indicate that $51.4 million is the total "cap" on such guarantees. However, the total amounts outstanding under the underlying financings were only $43.3 million as at December 31, 2013. The Company proposes to clarify the above disclosure in its future filings by including the following disclosure:

"As of September 30, 2014, we had issued guarantees up to a maximum of $[insert amount], being the total potential principal amount that may be guaranteed thereunder, of which $[insert amount] were outstanding and have not been recorded as liabilities in the consolidated statement of financial position. There has been no claim against the guarantees."

As set forth at Note 33 to the Company's financial statements, the guarantees are off-balance sheet liabilities in nature and, as a result, no liability was recorded in connection therewith in the 2013 Financial Statements.

Note 41. Recast of Consolidated Statements during the Measurement Period and Correction of an Error, page 141

8.	We note your response to our prior comment 20; however, we were unable to find the expanded disclosure regarding the error correction as indicated in your response. In this regard, please revise to provide the nature of the error correction resulting in a $6.5 million decrease to net income for the year ended December 31, 2012 as required by paragraph 49(a) of IAS 8. The level of detail should be similar in detail as provided in your response.

The Company proposes to include the following expanded disclosure in the notes to its financial statements in its future filings, commencing with its financial report for the period ended September 30, 2014:

"The error correction arose from the incorrect measurement of the deferred tax assets recognized in the connection with the acquisition of MFC Energy. On the acquisition date in September 2012, the deferred tax assets of MFC Energy, comprising the carry-forward of unused tax losses, unused tax credits and all deductible temporary differences to the extent that it was probable that future taxable profit would be available against which the unused tax losses, unused tax credits and deductible temporary differences could be utilized, were recognized and measured at their fair values. In December 2013, the Company discovered that certain resource properties underlying a tax pool with a tax effect of $6,504 had been sold prior to the acquisition of MFC Energy by the Company in September 2012 but the 2011 and 2012 tax returns of MFC Energy had not been updated to reflect such dispositions. As such, the deferred tax assets of MFC Energy were reduced by $6,504 through an error correction."

Please find enclosed herewith a copy of the Company's proposed expanded disclosure, redlined against the disclosure provided at Note 41 of the 2013 Financial Statements.

October 24, 2014

Exhibits, page 144

9.	We note your response to our prior comment 23, and we reissue in part. You state in your response to us that any material credit agreements will be filed with your “next Annual Report on Form 20-F.” Please confirm to us that you will file all previously unfiled material credit agreements as exhibits to your next quarterly report on Form 6-K.

The Company confirms that it will file previously unfiled material credit agreements in accordance with Form 20-F as exhibits with the Form 6-K filing of its quarterly financial report for the period ending September 30, 2014.

Form 6-K filed August 14, 2014 Financial Statements, page 34 Condensed Consolidated Statements of Cash Flows, page 42

10.	Reference is made to the line item caption “repayment to customer” of $22,166 under financing activities on the statement of cash flows for the six months ended June 30, 2014. Please tell us the nature, facts, and circumstances surrounding the transaction which gave rise to the repayment of cash as it is not apparent from current disclosures. Please revise your cash flow discussion on page 16 to provide the underlying nature of the transaction in light of its significance.

The "repayment to customer" of $22.2 million disclosed in the Company's consolidated statements of cash flows in its Form 6-K dated August 14, 2014 (the "August 2014 6-K") arose as a result of a customer paying the Company such amount on December 31, 2013, where the underlying invoice was subject to factoring arrangements. The amount was recognized as a payable in the Company's consolidated statement of financial position as of December 31, 2013 (see Note 22 to the audited annual financial statements included in the 2013 20-F) and as an amount due to a customer under financing activities in the consolidated statements of cash flows for the year ended December 31, 2013 (see page 76 of the 2013 20-F). The Company repaid the amount to the customer on January 2, 2014, and such amount was recognized as a "repayment to customer" under financing activities in the Company's consolidated statements of cash flows for the six months ended June 30, 2014. No income or loss was recognized in connection with the cash receipt and repayment transactions described above.

The Company proposes to include the following expanded disclosure to describe the above transactions in the notes to its financial statements for the three and nine months ended September 30, 2014, which will be included in its quarterly financial report for the period (furnished to the Commission on Form 6-K):

"On December 31, 2013, a customer paid $22.2 million to one of the Group's subsidiaries. However, the underlying invoice was subject to factoring arrangements and the amount was subsequently repaid in January 2014. As a result, $22.2 million was recognized as repayment to a customer. No income or loss was recognized in connection with such transactions."

October 24, 2014

Selected Explanatory Notes to Condensed Consolidated Financial Statements, page 44

Note 13. Disclosure of Interests in Subsidiaries, page 53

11.	We note from page 54 that during the six months ended June 30, 2014, you disposed of certain entities and recognized a gain of $4,106. Please provide us with your calculation of this gain.

During the six months ended June 30, 2014, the Company disposed of all of its 55% ownership interest in a group of German entities for a fair value of $nil. At the time of the disposition, the disposed group had a negative net asset (i.e. net liability) of $6.1 million and a non-controlling interest debit balance of $2.0 million. The disposition resulted in a loss of control. Pursuant to International Financial Reporting Standard 10.B98, the Company derecognized the net assets and non-controlling interests at their carrying amounts when control was lost and recognized the fair value of the consideration received (which was $nil) and the resulting difference (which was $4.1 million) was recognized as a gain in profit or loss attributable to the parent.

We trust the foregoing to be in order, but should you have any questions or concerns, please do not hesitate to contact the undersigned at (604) 692-3022, Rod Talaifar of our office at (604) 692-3023 or Eileen Uy of our office at (604) 692-3056.

Yours truly,

SANGRA MOLLER LLP

Per:    /s/ H.S. Sangra
          H.S. Sangra

Per:    /s/ Rod Talaifar
          Rod Talaifar

Per:    /s/ Eileen Uy
          Eileen Uy
          California State Bar No. 245585

cc.	MFC Industrial Ltd. Attention: Samuel Morrow

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 41. ~~Recast~~Restatement of Consolidated Statements during the Measurement Period and Correction of an Error (continued)

Reconciliation of net income for the year ended December 31, 2012:

		~~Recast~~Restated	~~Recast~~Restated		Error
	Historical	adjustments*	adjustments**		correction***	~~Recast~~Restated
Net sales	$479,507	$–	$–		$–	$479,507
Equity income	6,152	–	–		–	6,152
Gross revenues	485,659	–	–		–	485,659

Costs and Expenses:
Costs of sales	407,626	–	(918	)(i)	–	406,708
Impairment of available-for-sale securities	4,265	–	–		–	4,265
Impairment of interest in resource properties	42,631	–	–		_	42,631
Selling, general and administrative	47,737	–	–		–	47,737
Share-based compensation — selling, general
and administrative	9	–	–		–	9
Finance costs	12,431	–	(797	)(ii)	–	11,634
	514,699	–	(1,715)		–	512,984

Loss from operations	(29,040)	–	1,715		–	(27,325)

Other items:
Exchange differences on foreign currency
transactions	7,108	–	–		–	7,108
Change in fair value of puttable instrument
financial liabilities	(77)	–	–		–	(77)
Bargain purchase	247,004	(21,821)	–		(6,504)	218,679

Income before income taxes	224,995	(21,821)	1,715	(iii)	(6,504)	198,385
Income tax (expense) recovery:
Income taxes	8,528	–	–		–	8,528
Resource property revenue taxes	(5,902)	–	–		–	(5,902)
	2,626	–	–		–	2,626
Net income for the year	227,621	(21,821)	1,715		(6,504)	201,011
Less: Net (income) loss attributable to non-
controlling interests	(867)	–	–		–	(867)
Net income attributable to owners of the parent
company	$226,754	$(21,821)	$1,715		$(6,504)	$200,144
Basic and diluted earnings per share	$3.62	$(0.35)	$0.03		$(0.10)	$3.20

*	Adjustments reflecting new information obtained during the measurement period about facts and circumstances that existed as of the acquisition date, which consisted of:

Overstatement of land values; assets held for sale	$(4,465)
Overstatement of land values; hydrocarbon unproved lands	(17,945)
Under-accrual of gas cost allowance	(1,737)
Understatement of facility term financing	(4,804)
(28,951)
Income tax effect thereon	7,130
Net restated adjustments	$(21,821)

**	Adjustments representing effects on the post-combination earnings as a result of the revision of assets and liabilities at the acquisition date, which consisted of: (i) reversal of expiry of hydrocarbon unproved lands; (ii) reduction of interest accretion on facility term financing; and (iii) the total of (i) and (ii) above.

***

The error correction arose from the incorrect measurement of the deferred tax assets recognized in the connection with the acquisition of MFC Energy. On the acquisition date in September 2012, the deferred tax assets of MFC Energy, comprising the carry-forward of unused tax losses, unused tax credits and all deductible temporary differences to the extent that it was probable that future taxable profit would be available against which the unused tax losses, unused tax credits and deductible temporary differences could be utilized, were recognized and measured at their fair values. In December 2013, the Company discovered that certain resource properties underlying a tax pool with a tax effect of $6,504 had been sold prior to the acquisition of MFC Energy by the Company in September 2012 but the 2011 and 2012 tax returns of MFC Energy had not been updated to reflect such dispositions. As such, the deferred tax assets of MFC Energy were reduced by $6,504 through an error correction.

The net income, total comprehensive income and comprehensive income attributable to owners of the parent company for the year ended December 31, 2012 were reduced by 26,610 (representing the sum of the ~~recast~~restated adjustments and error correction).

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 41. ~~Recast~~Restatement of Consolidated Statements during the Measurement Period and Correction of an Error (continued)

Reconciliation of financial position as at December 31, 2012:

ASSETS		~~Recast~~Restated		~~Recast~~Restated		Error
	Historical	adjustments*		adjustments*		Correction****	~~Recast~~Restated
Current Assets
Assets held for sale	$128,657	$(4,465	)(i)	$–		$–	$124,192
Other current assets	555,621	–		–		–	555,621
Total current assets	684,278	(4,465)		–		–	679,813
Non-current Assets
Hydrocarbon unproved lands	48,728	(17,945	)(ii)	918	(i)	–	31,701
Deferred income tax assets	18,510	7,130	(v)	–		(6,504)	19,136
Other non-current assets	629,973	–		–		–	629,973
Total non-current assets	697,211	(10,815)		918		(6,504)	680,810
	$1,381,489	$(15,280)		$918		$(6,504)	$1,360,623
LIABILITIES AND EQUITY
Current Liabilities
Account payables and accrued expenses	$77,586	$1,737	(iii)	$80	***	$–	$79,403
Facility term financing	7,390	3,869	(iv)	(797	)(ii)	–	10,462
Other current liabilities	253,954	–		(80	)***	–	253,874
Total current liabilities	338,930	5,606		(797)		–	343,739
Long-term liabilities
Facility term financing	11,328	935	(iv)	–		–	12,263
Other long-term liabilities	267,846	–		–		–	267,846
Total long-term liabilities	279,174	935		–		–	280,109
Total liabilities	618,104	6,541		(797)		–	623,848
Equity
Capital stock, fully paid	382,746	–		–		–	382,746
Treasury stock	(68,610)	–		–		–	(68,610)
Contributed surplus	13,037	–		–		–	13,037
Retained earnings	426,184	(21,821	)(vi)	1,715	(iii)	(6,504)	399,574
Accumulated other comprehensive income	3,840	–		–		–	3,840
Shareholders' equity	757,197	(21,821)		1,715		(6,504)	730,587
Non-controlling interests	6,188	–		–		–	6,188
Total equity	763,385	(21,821)		1,715		–	736,775
	$1,381,489	$(15,280)		$918		$(6,504)	$1,360,623

*	Adjustments reflecting new information obtained during the measurement period about facts and circumstances that existed as of the acquisition date, which consisted of:

(i)	Overstatement of land values; assets held for sale	$(4,465)
(ii)	Overstatement of land values; hydrocarbon unproved lands	(17,945)
(iii)	Under-accrual of gas cost allowance	(1,737)
(iv)	Understatement of facility term financing	(4,804)
		(28,951)
(v)	Income tax effect thereon	7,130
(vi)	Net restated adjustments	$(21,821)

**

Adjustments representing effects on the post-combination earnings as a result of the revision of assets and liabilities at the acquisition date, which consisted of: (i) reversal of expiry of hydrocarbon unproved lands; (ii) reduction of interest accretion on facility term financing; and (iii) the total of (i) and (ii) above.

***	Reclassification of provisions for warranty into accounts payables and accrued expenses.

****

The error correction arose from the incorrect measurement of the deferred tax assets recognized in the connection with the acquisition of MFC Energy. On the acquisition date in September 2012, the deferred tax assets of MFC Energy, comprising the carry-forward of unused tax losses, unused tax credits and all deductible temporary differences to the extent that it was probable that future taxable profit would be available against which the unused tax losses, unused tax credits and deductible temporary differences could be utilized, were recognized and measured at their fair values. In December 2013, the Company discovered that certain resource properties underlying a tax pool with a tax effect of $6,504 had been sold prior to the acquisition of MFC Energy by the Company in September 2012 but the 2011 and 2012 tax returns of MFC Energy had not been updated to reflect such dispositions. As such, the deferred tax assets of MFC Energy were reduced by $6,504 through an error correction.